SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 May 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 14 May 2020

Exhibit No: 99.1

 InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 12 May 2020 the following shares were awarded under the Company's 2020-2022 Long Term Incentive Plan:

Name of PDMR	Number of shares granted
Keith Barr	49,153
Paul Edgecliffe-Johnson	36,140
Elie Maalouf	38,463
Claire Bennett	23,684
Jolyon Bulley	23,329
Yasmin Diamond	15,610
Nicolette Henfrey	16,933
Kenneth Macpherson	22,459
George Turner	23,932

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 49,153 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 36,140 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 38,463 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 23,684 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 23,329 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 15,610 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 16,933 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 22,459 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2020/2022 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 23,932 free shares; the number of shares calculated by reference to a price of GBP 34.9580, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2022, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-05-12
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	22 May 2020